UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-40724

Ridgetech, Inc.

(Translation of registrant’s name into English)

Ming Zhao

5th Floor, Building 6, No. 100, 18th Street, Baiyang Sub-district,

Qiantang District, Hangzhou City, Zhejiang Province

People’s Republic of China, 310008

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

INCORPORATION BY REFERENCE

This report is incorporated by reference in our registration statements on Form F-3 (No. 333-291941) and S-8 (No. 333-264505, No. 333-268809 and No. 333-277849), and shall be deemed to be a part thereof from the date on which this report is furnished to the Securities and Exchange Commission (the “SEC”), to the extent not superseded by documents or reports subsequently filed or furnished.

Financial Statements and Exhibits

Ridgetech, Inc., a Cayman Islands exempted company (the “Company”) furnishes under the cover of Form 6-K the following interim financial statements:

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025

i

FINANCIAL STATEMENTS

RIDGETECH, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	March 31,
	2025	2025
ASSETS	(Unaudited)
CURRENT ASSETS
Cash and cash equivalents	$13,935,407	$12,779,781
Restricted cash	4,109,953	5,761,294
Trade receivables	26,452,390	27,811,813
Inventories	9,180,785	9,758,071
Other receivables, net	1,713,613	2,419,671
Advances to suppliers	1,327,513	433,140
Due from related parties	12,713	-
Other current assets	4,985	745,477
Total current assets	56,737,359	59,709,247

NON-CURRENT ASSETS
Property and equipment, net	7,087	8,931
Intangible assets, net	3,176,963	3,302,961
Goodwill	1,463,733	1,463,733
Total non-current assets	4,647,783	4,775,625
Total assets	$61,385,142	$64,484,872

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$21,847,084	$19,666,664
Notes payable	4,659,329	10,386,612
Other payables	2,465,484	2,319,139
Due to related parties	2,171	2,130
Customer deposits	579,415	264,068
Taxes payable	1,563,848	1,521,546
Accrued liabilities	3,434	196,210
Total current liabilities	31,120,765	34,356,369

NON-CURRENT LIABILITIES
Deferred tax liabilities	484,784	492,121
Total non-current liabilities	484,784	492,121
Total liabilities	31,605,549	34,848,490

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Ordinary shares; $0.001 par value; 36,000,000,000 shares authorized; 5,855,009 and 5,855,009 shares issued and outstanding as of September 30, 2025 and March 31, 2025, respectively	5,855	1,405,202
Preferred shares; $0.001 par value; 10,000,000 shares authorized; nil issued and outstanding as of September 30, 2025 and March 31, 2025	-	-
Additional paid-in capital	93,142,510	91,743,163
Accumulated deficit	(63,372,946)	(63,312,779)
Accumulated other comprehensive income	4,174	(199,204)
Total shareholders’ equity	29,779,593	29,636,382
Total liabilities and shareholders’ equity	$61,385,142	$64,484,872

RIDGETECH, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	For the six months ended September 30,
	2025	2024
REVENUES, NET	$62,805,015	$62,841,121

COST OF GOODS SOLD	60,340,820	60,426,574

GROSS PROFIT	2,464,195	2,414,547

SELLING EXPENSES	1,139,579	608,820
GENERAL AND ADMINISTRATIVE EXPENSES	1,398,909	1,383,311
TOTAL OPERATING EXPENSES	2,538,488	1,992,131

LOSS (INCOME) FROM OPERATIONS	(74,293)	422,416

OTHER INCOME (EXPENSES):
INTEREST INCOME	50,775	74,990
OTHER INCOME (EXPENSES)	(29,505)	4,431

LOSS (INCOME) BEFORE INCOME TAXES	(53,023)	501,837

PROVISION FOR INCOME TAXES	7,144	15,086

NET (LOSS) INCOME FROM CONTINUING OPERATIONS	(60,167)	486,751
NET LOSS FROM DISCONTINUED OPERATIONS, NET OF TAXES	-	(2,763,843)
NET LOSS	(60,167)	(2,277,092)

OTHER COMPREHENSIVE INCOME
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	203,378	472,107

COMPREHENSIVE INCOME (LOSS)	143,211	(1,804,985)

WEIGHTED AVERAGE NUMBER OF SHARES:
Basic	5,855,009	5,378,226
Diluted	5,855,009	5,378,226

LOSS PER SHARE:
Basic	$(0.01)	$(0.42)
Diluted	$(0.01)	$(0.42)

RIDGETECH, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(UNAUDITED)

						Accumulated
	Ordinary Share		Additional	Retained Earnings		other	Non-
	Number of		Paid-in	Statutory	Accumulated	comprehensive	controlling
	shares	Amount	capital	reserves	deficit	income/(loss)	interest	Total
BALANCE, March 31, 2024	1,743,362	418,407	86,413,978	1,309,109	(73,507,246)	1,005,762	(1,346,873)	14,293,137
Issuance of incentive ordinary shares award	420,715	100,972	(100,972)	-	-	-	-	-
Sale of shares and warrants	4,490,000	1,077,600	6,555,400	-	-	-	-	7,633,000
Net loss	-	-	-	-	(2,277,092)	-	-	(2,277,092)
Foreign currency translation gain	-	-	-	-	-	472,107	-	472,107
BALANCE, September 30, 2024	6,654,077	1,596,979	92,868,406	1,309,109	(75,784,338)	1,477,869	(1,346,873)	20,121,152

BALANCE, March 31, 2025	5,855,009	1,405,202	91,743,163	-	(63,312,779)	(199,204)	-	29,636,382
Par value reduction	-	(1,399,347)	1,399,347	-	-	-	-	-
Net income	-	-	-	-	(60,167)	-	-	(60,167)
Foreign currency translation gain	-	-	-	-	-	203,378	-	203,378
BALANCE, September 30, 2025	5,855,009	5,855	93,142,510	-	(63,372,946)	4,174	-	29,779,593

RIDGETECH, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended September 30,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(60,167)	$(2,277,092)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	29,471	500,965
Amortization of right-of-use assets	121,748	3,317,679
Loss from disposal of property and equipment	-	3,616
Bad debt direct write-off and provision	141,881	(188,407)
Amounts due from related parties	-	(18,047)
Change in operating assets and liabilities:
Accounts receivable	1,877,413	638,840
Inventories	757,973	(2,004,377)
Other receivables	590,480	(138,098)
Advances to suppliers	(876,673)	(174,699)
Other current assets	746,969	(178,213)
Long term deposit	-	107,202
Other noncurrent assets	23,424	5,289
Accounts payable	1,750,640	(5,164,733)
Customer deposits	306,974	(57,032)
Taxes payable	12,736	(187,770)
Operating lease liabilities	-	(2,921,133)
Other payables and accrued liabilities	(76,235)	(1,218,807)
Net cash provided by (used in) operating activities	5,346,634	(9,954,817)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of equipment	-	(154,473)
Purchases of intangible assets	-	(347)
Additions to leasehold improvements	-	(275,466)
Net cash used in investing activities	-	(430,286)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes payable	8,999,701	31,850,735
Repayment of notes payable	(14,865,513)	(31,755,498)
Proceeds from sale of shares and warrants	-	7,633,000
Repayment of other payables-related parties	-	99,800
Net cash (used in) provided by financing activities	(5,865,812)	7,828,037

EFFECT OF EXCHANGE RATE ON CASH	23,463	775,802

DECREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(495,715)	(1,781,264)

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, beginning of period	18,541,075	32,874,171

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, end of period	$18,045,360	$31,092,907

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	-	4,471
Cash paid for income taxes	$49,020	$44,988

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following management’s discussion and analysis should be read in conjunction with our unaudited condensed consolidated financial statements. In addition to historical information, the following discussion contains certain forward-looking statements within the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements relate to our future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as “may,” “will,” “could,” “expect,” “anticipate,” “intend,” “believe,” “estimate,” “plan,” “predict,” and similar terms or terminology, or the negative of such terms or other comparable terminology. Although we believe the expectations expressed in these forward-looking statements are based on reasonable assumptions within the bound of our knowledge of our business, our actual results could differ materially from those discussed in these statements. Factors that could contribute to such differences include, but are not limited to, those discussed in the “Risk Factors” section of our annual report on Form 20-F for the year ended March 31, 2025 and filed with the SEC on July 28, 2025. We undertake no obligation to update publicly any forward-looking statements for any reason even if new information becomes available or other events occur in the future.

Our financial statements are prepared in U.S. Dollars and in accordance with accounting principles generally accepted in the United States. See “Exchange Rates” below for information concerning the exchanges rates at which Renminbi (“RMB”) were translated into U.S. Dollars (“USD” or “$”) at various pertinent dates and for pertinent periods.

Overview

We are a wholesale distributor of pharmaceutical and other healthcare products in the People’s Republic of China (“PRC” or “China”). We currently operate in the offline wholesale distribution of pharmaceutical products primarily to local buyers, while also engaging in online sales through both our self-operated and third-party platforms to customers nationwide.

Prior to February 28, 2025, we were primarily a retail pharmacy operator. We operated our pharmacies (including the medical clinics) through Hangzhou Jiuzhou Grand Pharmacy Chain Co., Ltd. (“Jiuzhou Pharmacy”), Hangzhou Jiuzhou Clinic of Integrated Traditional and Western Medicine (General Partnership) (“Jiuzhou Clinic”), and Hangzhou Jiuzhou Medical & Public Health Service Co., Ltd. (“Jiuzhou Service”), which we controlled contractually through our indirect subsidiary Zhejiang Jiuxin Investment Management Co. Ltd. (“Jiuxin Investment”).

On January 31, 2025, the Company, Renovation Investment (Hong Kong) Co., Ltd. (“Renovation”), Mr. Lei Liu, Ms. Li Qi, and Oakview International Limited (“Oakview”) entered into that certain Equity Exchange Agreement, pursuant to which Renovation transferred all equity in Jiuxin Investment to Oakview, in exchange for irrevocable surrender by Mr. Liu, Ms. Qi, Oakview and their affiliates in total 2,548,353 our ordinary shares back to us (the “Divestiture”). Concurrently on January 31, 2025, we entered into that certain Equity Exchange Agreement, with Mr. Lingtao Kong and Ridgeline, pursuant to which the Company acquired from Mr. Kong all of the issued and outstanding ordinary shares of Ridgeline, the direct parent company of Allright (Hangzhou) Internet Technology Co. Ltd (“Allright”), by issuing 2,225,000 our ordinary shares to Mr. Kong (the “Acquisition,” collectively with the Divestiture, the “Restructuring Transactions”). The Restructuring Transactions were approved by our shareholders at our annual general meeting of shareholders held on February 25, 2025, and were closed on February 28, 2025. Following the consummation of the Divestiture, Jiuxin Investment and all entities owned or controlled by Jiuxin Investment, including each of Jiuzhou Pharmacy, Jiuzhou Clinic and Jiuzhou Service, are owned or controlled indirectly by Mr. Liu and Ms. Qi. As the result of the strategic restructuring, the Company operates primarily in the wholesale business selling pharmaceutical products to trading companies and other businesses.

Prior to the acquisition of Allright in the first quarter of 2025, we operated a wholesale business primarily through Zhejiang Jiuxin Medicine Co., Ltd. (“Jiuxin Medicine”) distributing third-party pharmaceutical products (similar to those historically carried by our pharmacies) primarily to trading companies and other local drugstores in China. As discussed above, on February 28, 2025,  we acquired Ridgeline and its wholly owned subsidiary Allright. Allright is a rapidly growing online and offline wholesale distributor of pharmaceutical and other healthcare products such as health foods, cosmetics and daily necessities in China. Allright actively sells on popular online distribution platforms nationwide. Through third-party platforms and Allright’s own platform, we sell various medical products to retail pharmacies, clinics and other vendors across the country. We believe that our presence on multiple platforms offers greater opportunities to distribute pharmaceutical products nationwide.

On February 28, 2025, the Divestiture was consummated. In accordance with ASC Topic 205, Presentation of Financial Statements (“ASC 205”), Subtopic 20 - Discontinued Operations, the Company determined that Jiuxin Investment’s business line met the conditions for a discontinued operation and is recorded as such in the audited consolidated financial statements. The Company reports financial results for discontinued operations separately from continuing operations in order to distinguish the financial impact of the disposal transaction from ongoing operations.

Consolidated Summary Financial Results

The following table summarizes our results of operations from continuing operations for the six months ended September 30, 2025 and 2024:

	For the six months ended September 30,
	2025		2024
	Amount	Percentage of total revenue	Amount	Percentage of total revenue
Revenue	$62,805,015	100.0%	$62,841,121	100.0%
Cost of goods sold	60,340,820	96.1%	60,426,574	96.2%
Gross profit	$2,464,195	3.9%	$2,414,547	3.8%
Selling expenses	$1,139,579	1.8%	$608,820	1.0%
General and administrative expenses	$1,398,909	2.2%	$1,383,311	2.2%
Loss (income) from operations	$(74,293)	(0.1)%	$422,416	0.7%
Interest income	$50,775	0.1%	$74,990	0.1%
Other Expenses (income)	(29,505)	(0.0)%	4,431	0.0%
Loss (income) before income tax	(53,023)	(0.1)%	501,837	0.8%
Income tax expense	$7,144	0.0%	$15,086	0.0%
Net loss (income) from continuing operations	$(60,167)	(0.1)%	$486,751	0.8%

Results of Operations

Comparison of the six months ended September 30, 2025 and 2024

Revenue

On February 28, 2025, the Divestiture Transaction was consummated. In accordance with ASC Topic 205, Presentation of Financial Statements (“ASC 205”), Subtopic 20—Discontinued Operations, the Company determined that Jiuxin Investment’s business line met the conditions for a discontinued operation and is recorded as such in the Consolidated Financial Statements. The Company reports financial results for discontinued operations separately from continuing operations in order to distinguish the financial impact of the disposal transaction from ongoing operations. In connection with the divestiture of Jiuxin Investment and its controlled entities, we have revised the presentation of our historical consolidated financial statements to exclude the operations of the divested entities for all periods presented. This re-presentation is intended to provide a consistent basis of comparison that reflects our continuing operations. As a result, certain financial information for prior periods included in this report differs from the corresponding financial information for the six months ended September 30, 2024 presented in our report on Form 6-K furnished to the SEC on January 25, 2025.

The following table breaks down the revenue for our two business segments for the six months ended September 30, 2025 and 2024:

	For the six months ended September 30,
	2025		2024
	Amount	% of total revenue	Amount	% of total revenue	Variance by amount	% of change
Revenue from offline wholesale	$51,672,871	82.3%	$62,841,121	100.0%	$(11,168,250)	(21.6)%
Revenue from online platform	11,132,144	17.7%	-	-%	11,132,144	100.0%
Total revenue	$62,805,015	100.0%	$62,841,121	100.0%	$(36,106)	(0.1)%

Offline wholesale revenue was $51,672,871 for the six months ended September 30, 2025, representing a decrease of $11,168,250, or 21.6%, as compared to that of $62,841,121 for the six months ended September 30, 2024. We previously provided credit terms to certain offline customers. However, we experienced delayed repayments from several customers. Despite eventual recovery of the outstanding amounts, we decided to discontinue some of our credit sales effective March 2025 as a risk mitigation measure. As a result, the wholesale revenue declined.

Online platform revenue was $11,132,144 for the six months ended September 30, 2025, representing an increase of $11,132,144, or 100.0%, as compared to that of nil for the six months ended September 30, 2024. The increased figure reflects Allright’s online platform revenue for the six months ended September 30, 2025. On February 28, 2025, we acquired Ridgeline and its subsidiary, Allright, which is a rapidly growing online and offline wholesale distributor of pharmaceutical and other healthcare products such as health foods, cosmetics and daily necessities in China. Allright actively trades on popular online distribution platforms nationwide. Through these online platforms, we sell various medical products to retail pharmacies, clinics and other vendors across the country. Allright also has its own online distribution platform.

Gross Profit

The average gross margins for each of our two business segments for the six months ended September 30, 2025 and 2024 are as follows:

	For the six months ended September 30,
	2025	2024
Average gross margin for offline wholesale	3.3%	3.8%
Average gross margin for online platform	7.0%	N/A	%

Gross profit was $2,464,195 for the six months ended September 30, 2025, representing an increase by $49,648, or 2.1%, as compared to that of $2,414,547 for the six months ended September 30, 2024. For six months ended September 30, 2025 and 2024, gross margins were approximately 3.9% and 3.8%, respectively.

Gross margin of offline wholesale sales slightly decreased for the six months ended September 30, 2025, as compared to the six months ended September 30, 2024, primarily due to the sales of low-margin products during this period. Although as a retailer and distributor we have attempted to market the products to major local hospitals and other pharmacies, we have not been able to make significant progress. As a result, we do not have big bargain power on the prices. In order to keep competitive in the market, we chose to lower our prices. Until we are able to obtain status as a provincial or national exclusive sale agent for certain popular drugs or have sales access to large local hospitals, we may have to maintain low profit margins in order to drive sales on our wholesale business.

Gross margin of online platform sales was approximately 7.0% for the six months ended September 30, 2025. The online sales business primarily serves small chain pharmacies and medium-to-small clinics. Due to their low procurement volumes, these clients are unable to source the products they need directly from manufacturers or large suppliers. As a result, we are able to command a higher gross margin on products for which we possess a pricing advantage.

Selling and Marketing Expenses

Sales and marketing expenses for the six months ended September 30, 2025 increased by $530,759 or 87.2%, as compared to the six months ended September 30, 2024. The increase in sales and marketing expenses was largely driven by an increase in drug distribution service fees, which contributed approximately $0.41 million to the overall rise. Allbright's online wholesale business has added a significant number of small and medium-sized pharmacy and clinic customers, resulting in a substantial increase in related distribution costs. Overall, such expenses as a percentage of our revenue were 1.8% and 1.0% respectively, for the six months ended September 30, 2025 and 2024.

General and Administrative Expenses

General and administrative expenses for the six months ended September 30, 2025 increased by $15,598 or 1.1%, as compared to the six months ended September 30, 2024, primarily due to the increase in consulting fee of approximately $0.12 million and the increase in staff salary of approximately $0.12 million following the acquisition of Ridgeline and its subsidiary, which led to personnel expansion, offset by the decrease in warehousing management fee. In the six months ended September 30, 2025, we recorded approximately $0.12 million in warehousing management fee as compared to approximately of $0.34 million in warehousing management fee in the six months ended September 30, 2024.

Loss (income) from Operations

As a result of the above, we had loss from operations of $74,293 for the six months ended September 30, 2025, as compared to income from operations of $422,416 a year ago. Our operating margin for the six months ended September 30, 2025 and 2024 was (0.1)% and 0.7%, respectively.

Income Taxes

Our income tax expense for the six months ended September 30, 2025 decreased by $7,942 as compared to the six months ended September 30, 2024 due to a decrease in overall profit.

Net loss (income) from continuing operations

As a result of the foregoing, net loss from continuing operations is $60,167 for the six months ended September 30, 2025 as compared to a net income of $486,751 for the six months ended September 30, 2024.

Liquidity and Capital Resources

Ridgetech, Inc. is a holding company incorporated in the Cayman Islands. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

The Company’s accounts have been prepared in accordance with the U.S. GAAP on a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the financial statements. The Company’s ability to continue as a going concern depends upon aligning its sources of funding (debt and equity) with its expenditure requirements and repayment of the short-term debts as and when they become due.

The Company maintains credit facilities with Hangzhou United Bank (“HUB”), under which the Company issues bank acceptance notes to suppliers. These notes are guaranteed by HUB and require the Company to deposit restricted cash with the bank prior to the payment date. These bank acceptance notes are used to settle payables to suppliers and are a key component of the Company’s short-term financing.

As of September 30, 2025, the Company had a credit line of approximately $5.62 million from HUB. By putting up a three-year deposit of $3.85 million and the restricted cash of $0.26 million deposited in the bank, the total credit line was $9.73 million. Of this amount, $4.66 million was utilized through outstanding bank acceptance notes, leaving approximately $5.07 million available for further borrowing. As the Chinese economy growth slows down, the national interest rates continue to decrease. Local banks such as HUB are encouraged to provide low interest rate loans to local enterprises.

To meet its working capital needs, the Company has also actively pursued, and intends to continue pursuing capital raising efforts as well as strategic and operational initiatives to improve its wholesale business performance.

Based on the above factors, the Company believes it has sufficient financial resources to support its operations for at least the next 12 months.

Our cash flows for the periods indicated are as follows:

	For the six months ended September 30,
	2025	2024
Net cash provided by (used in) operating activities	$5,346,634	$(9,954,817)
Net cash used in investing activities	$-	$(430,286)
Net cash (used in) provided by financing activities	$(5,865,812)	$7,828,037

Operating activities

Net cash provided by operating activities resulted in cash inflow of approximately $5.35 million for the six months ended September 30, 2025. The main sources of cash inflow from operating activities were accounts payable and accounts receivable, with each amounted to approximately $1.75 million and $1.88 million, respectively. The main causes of cash outflow were advances to suppliers and accrued expenses and other liabilities, with each amounted to approximately $0.88 million and $0.07 million, respectively.

Net cash used in operating activities resulted in cash outflow of approximately $9.95 million for the six months ended September 30, 2024. The main sources of cash inflow from operating activities were amortization of right-of-use assets and accounts receivable, with each amounted to approximately $3.32 million and $0.64 million, respectively. The main causes of cash outflow were accounts payable, operating lease liabilities and net loss, with each amounted to approximately $5.16 million, $2.92 million and $2.28 million, respectively.

Investing activities

Net cash used in investing activities resulted in cash outflow of nil for the six months ended September 30, 2025.

Net cash used in investing activities resulted in cash outflow of approximately $0.43 million for the six months ended September 30, 2024. Cash used in investing activities for the six months ended September 30, 2024 was mainly due to approximately $0.15 million used for purchases of property and equipment and approximately $0.28 million in additions to leasehold improvements.

Financing activities

Net cash used in financing activities resulted a cash outflow of approximately $5.87 million for the six months ended September 30, 2025, which was mainly attributable to approximately $9.00 million in proceeds from notes payable. Such amounts were further offset by approximately $14.87 million in repayment of of notes payable.

Net cash provided by financing activities resulted a cash inflow of approximately $7.83 million for the six months ended September 30, 2024, which was mainly attributable to approximately $31.85 million in proceeds from notes payable and approximately $7.63 million in proceeds from equity and debt financing. Such amounts were further offset by approximately $31.76 million in repayment of of notes payable.

SUBSEQUENT EVENTS

On October 30, 2025, Ridgetech, Inc. entered into Securities Purchase Agreements with certain non-U.S. accredited investors pursuant to which the Company agreed to sell to the Investors, and the Investors agreed to purchase from the Company, in a private placement an aggregate of 4,680,000 ordinary shares, par value $0.001 per share, of the Company, at a purchase price of $0.60 per Share, for aggregate gross proceeds to the Company of $2,808,000, as well as warrants to purchase up to an aggregate of 11,700,000 Ordinary Shares at an exercise price of $1.60 per share. The Warrants shall be exercisable immediately following issuance and expire thirty-six months from the issuance date of the Warrants..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2026	RIDGETECH, INC.

	By:	/s/ Ming Zhao
	Name:	Ming Zhao
	Title:	Interim Chief Executive Officer and Chief Financial Officer